Exhibit 99.2

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Highlights

Perifosine

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March 9, 2011: We announced that we had entered into an agreement with Yakult Honsha Co. Ltd. (Tokyo: 2267) (“Yakult”) for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of the agreement, we received an initial $8.4 million upfront payment and are entitled to receive additional payments of up to $57.1 million upon achieving certain pre-established milestones including clinical and regulatory events in Japan. Furthermore, we will be supplying perifosine to Yakult on a cost-plus-basis and be entitled to receive double-digit royalties on future net sales of perifosine in Japan. Yakult will be responsible for the development, registration and commercialization of perifosine in Japan.

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April 4, 2011: We announced that two posters on our lead anticancer agent, perifosine, had been presented at the 102nd annual meeting of the American Association for Cancer Research (“AACR”) held at the Orange County Convention Center in Orlando, Florida. The first poster demonstrated perifosine’s antitumor activity in several gastric cancer cell lines. Furthermore, perifosine enhanced the antitumor activity of 5-fluorouracil (“5-FU”) in parts of the cell lines—including 5-FU resistant cell lines. As for the second poster, perifosine markedly enhanced the antitumor activity of the cellular TRAIL based treatment and was able to overcome TRAIL resistance both in vitro and in vivo. The results are in line with other studies demonstrating the synergistic effects of perifosine with cytotoxic drugs, including bortezomib and 5-FU.

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July 12, 2011: We announced that the European Patent Office had granted a patent for the use of alkylphosphocholines, more specifically perifosine, in combination with antitumor anti-metabolites, which include among others 5-FU and capecitabine in the preparation of a medicament for the treatment of benign and malignant tumors. This patent will expire on July 28, 2023.

¡	July 27, 2011: We announced the completion of patient recruitment (over 465 patients) for the ongoing Phase 3 trial with perifosine in refractory advanced colorectal cancer (“CRC”).

¡

August 31, 2011: We announced the completion of the pre-specified safety and futility interim analysis by the Data Safety Monitoring Board (“DSMB”) for the Phase 3 trial with perifosine in refractory advanced colorectal cancer. The DSMB recommended that the trial proceed as planned.

¡

October 5, 2011: We announced that an article on perifosine had been published in the October 2011 online issue of the Journal of Clinical Oncology (“JCO”), in which positive Phase 2 results in metastatic colorectal cancer were reported.

¡	October 13, 2011: We announced that an article on perifosine had been published in the October 2011 online issue of the JCO, in which positive Phase 1/2 results in multiple myeloma were reported.

¡	November 23, 2011: We announced the signing of an exclusive commercialization and licensing agreement with Hikma Pharmaceuticals PLC (“Hikma”) (LSE: HIK) (NASDAQ Dubai: HIK) for the

Annual MD&A – 2011

registration and marketing of perifosine for the Middle East and North Africa (“MENA”) region. Under the terms of the agreement, we received an upfront payment of $0.2 million and are entitled to receive up to a total of $1.8 million upon achieving certain pre-established milestones. Furthermore, we will be supplying perifosine to Hikma on a cost-plus-basis and are entitled to receive double-digit royalties on future net sales of perifosine in the MENA region. Hikma will be responsible for the registration and commercialization of perifosine in the MENA territory.

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December 12, 2011: We announced encouraging preclinical data for perifosine in Hodgkin’s lymphoma (“HL”). In vitro data from HL cell lines showed that perifosine combined with sorafenib induced increased apoptosis, while in vivo data for the same combination treatment for HL significantly increased survival in mice. Data were presented during the American Society of Hematology (“ASH”) Annual Meeting and Exposition held in San Diego, California.

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December 13, 2011: We announced encouraging clinical data for an ongoing Phase 2 clinical study in patients with refractory/relapsed HL. Preliminary response data showed that perifosine combined with sorafenib significantly increased median progression free survival (“PFS”) in refractory/relapsed HL patients with high phosphorylation levels of Erk and Akt, as compared to patients with low baseline phosphorylation levels of Erk and Akt. Data were presented during the ASH Annual Meeting and Exposition held in San Diego, California.

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On January 3, 2012: We announced that our Japanese partner, Yakult had initiated a Phase 1/2 trial in Japan to assess the safety and efficacy of perifosine, in combination with a chemotherapeutic agent, capecitabine, in patients with refractory advanced CRC. The initiation of this trial on December 27, 2011 triggered a milestone receivable of $2.6 million.

AEZS-108

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September 14, 2011: We presented positive final Phase 2 efficacy and safety data for AEZS-108 (zoptarelin doxorubicin) in advanced endometrial cancer at the 17th International Meeting of the European Society of Gynecological Oncology in Milan, Italy. Furthermore, a Parallel Scientific Advice process was granted by and initiated with the United States Food and Drug Administration (the “FDA”) and the European Medicines Agency (“EMA”), with the aim of establishing a pivotal program in endometrial cancer.

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September 26, 2011: We announced positive interim data for the Phase 1 portion of our Phase 1/2 trial with AEZS-108 in castration- and taxane-resistant prostate cancer (“CRPC”) at the European Society of Medical Oncology (“ESMO”) meeting in Stockholm, Sweden.

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October 25, 2011: We announced that the FDA had agreed to allow for the initiation by Alberto J. Montero, M.D., of the Sylvester Comprehensive Cnacer Center of an an Investigational New Drug (“IND”) Phase 2 trial in triple-negative breast cancer (“TNBC”) with AEZS-108.

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On January 5, 2012: We announced an agreement, dated December 19, 2011, with Ventana Medical Systems, Inc., a member of the Roche Group, to develop a companion diagnostic for the immunohistochemical determination of LHRH-receptor expression, for AEZS-108.

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AEZS-120

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July 20, 2011: We announced that we had reached a key milestone in the non-clinical development of AEZS-120, our oral prostate cancer vaccine candidate. The program encompassed the full development of a Good Manufacturing Practice (“GMP”) process as well as a safety and toxicology package.

AEZS-129

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On March 22, 2011: We presented preclinical results for AEZS-129 at the Informa Life Sciences Protein Kinases Congress in Berlin, Germany. AEZS-129 was identified as a potent inhibitor of class I phosphoinositide 3-kinase’s (“PI3K”) lacking activity against mTOR. Data suggest that AEZS-129 is a promising compound for clinical intervention of the PI3K/Akt pathway in human tumors.

AEZS-130

¡	July 26, 2011: We announced the completion of the Phase 3 study for AEZS-130 (macimorelin) as a first oral diagnostic test for adult growth hormone deficiency (“AGHD”).

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August 30, 2011: We reported favorable top-line results for the completed Phase 3 study for AEZS-130 as a first oral diagnostic test for AGHD. We also announced our intention to meet with the FDA for the future filing of a New Drug Application (“NDA”). The results showed that AEZS-130 reached its primary endpoint demonstrating >90% area-under-the-curve (“AUC”) of the Receiver Operating Characteristic (“ROC”) curve, which determines the level of specificity and sensitivity of the product.

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November 28, 2011: We announced that the FDA agreed to allow for the initiation by Jose M. Garcia, M.D., PhD., of Baylor College of Medicine and Michael E. DeBakey of Veterans Affairs Medical Center of an IND Phase 2A trial to assess the safety and efficacy of repeated doses of AEZS-130 in cancer-cachexia.

¡	On March 8, 2012: We announced that the Michael E. DeBakey of Veterans Affairs Medical Center, in Houston, Texas, had initiated a Phase 2A trial with AEZS-130 in patients with cancer-cachexia.

AEZS-131

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March 22, 2011: We presented preclinical results for AEZS-131 at the Informa Life Sciences Protein Kinases Congress in Berlin, Germany. AEZS-131 was established as a small molecular compound that inhibits Erk in the low nanomolar (“nM”) range and shows an excellent selectivity profile. Results support the evaluation of selective Erk inhibitors as antiproliferative agents either as monotherapy or in combination with inhibitors of the PI3K/Akt pathway.

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April 5, 2011: We announced that a poster on our highly selective Erk 1/2 inhibitor anticancer compound, AEZS-131, had been presented at the 102nd annual meeting of the AACR. Results showed that AEZS-131 selectively inhibits Erk 1/2 with an IC50 of 4nM, blocks cellular Rsk-1 phosphorylation, modulates downstream cellular substrate activation, arrests tumor cells in G1 and inhibits the growth of multiple human tumor cell lines in the nanomolar range. In in vivo pharmacokinetic studies, AEZS-131 showed a favorable PK profile.

Annual MD&A – 2011

¡

August 30, 2011: We announced preclinical results demonstrating antitumor activity in different human tumor cell lines for AEZS-131 at the American Chemical Society National Meeting in Denver, Colorado.

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December 9, 2011: We announced positive preclinical data in TNBC for AEZS-131 at the 34th Annual San Antonio Breast Cancer Symposium. Data showed that AEZS-131 selectively inhibits Erk at low nanomolar concentrations and induces G1 arrest. Accordingly, the cytotoxic effect of AEZS-131 was most pronounced in TNBC cell lines with mutations in the MAPK pathway.

AEZS-132

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On March 22, 2011: We presented preclinical results for AEZS-132 at the Informa Life Sciences Protein Kinases Congress in Berlin, Germany. In summary, AEZS-132 is a unique dual kinase inhibitor targeting the PI3K and MAPK pathways, expected to be especially suited to treat tumors with over-activation of both pathways.

AEZS-137

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March 24, 2011: We announced that we had been awarded a grant of $1.5 million from the German Ministry of Education and Research to develop, up to the clinical stage, cytotoxic conjugates of the proprietary cytotoxic compound AEZS-137 (disorazol Z) and peptides targeting G-protein coupled receptors, including luteinizing hormone releasing hormone (“LHRH”) receptors.

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November 16, 2011: We announced the presentation of a poster on encouraging preclinical data for AEZS-137 at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics, held at the Moscone Center West, in San Francisco. AEZS-137 has been identified as a tubulin binding agent with highly potent antitumor properties. Cell cycle analysis revealed that AEZS-137 arrested cells in the G2/M phase and subsequently induced apoptosis with remarkable potency, as shown by subnanomolar EC50 values.

Corporate Developments

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On February 22, 2011: We entered into an “At-the-Market” (“ATM”) sales agreement with MLV & Co. LLC (formerly McNicoll, Lewis & Vlak LLC) (“MLV”), under which we were able to sell up to 12.5 million of our common shares through ATM issuances on the NASDAQ Global Market (the “NASDAQ”) for aggregate gross proceeds not to exceed $19.8 million. On April 29, 2011, we completed the drawdowns from this ATM, bringing the total aggregate gross proceeds to $19.8 million.

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On February 28, 2011: We announced that we had received a net sales royalty milestone of $2.5 million from Cowen Healthcare Royalty Partners L.P. (“Cowen”). This milestone was payable pursuant to the sale, in December 2008, to Cowen of our rights to royalties on future net sales of Cetrotide®.

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On June 29, 2011: We entered into an additional ATM Sales Agreement (the “June ATM Sales Agreement”) with MLV, under which we could, at our discretion, from time to time during the 24-month term of the agreement, sell up to a maximum of 9.5 million of our common shares through ATM issuances on NASDAQ for aggregate gross proceeds not to exceed $24.0 million. On

Annual MD&A – 2011

December 7, 2011, we completed the drawdowns from this ATM, bringing the total aggregate gross proceeds to $17.7 million.

Subsequent to Year-End

At-The-Market issuance program

¡

On January 23, 2012, the Company, pursuant to its existing ATM sales agreement dated June 29, 2011, with MLV, was commencing a new ATM issuance program (“January 2012 ATM Sales Agreement”) under which it may, at its discretion, from time to time during the term of the sales agreement, sell up to a maximum of 10.4 million of its common shares through ATM issuances on NASDAQ up to an aggregate amount of $16.0 million.

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From January 23, 2012 through March 15, 2012, the Company issued a total of 3.6 million common shares under the January 2012 ATM Sales Agreement for aggregate gross proceeds of $6.4 million, less cash transaction costs of $0.2 million and previously deferred transaction costs of $56,000.

AEZS-108

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On February 3, 2012: We reported positive updated results for the Phase 1 portion of our ongoing Phase 1/2 study in CRPC with AEZS-108. Data, presented during a poster session at the American Society of Clinical Oncology Genitourinary Cancers Symposium in San Francisco, showed that AEZS-108 was well tolerated and demonstrated early evidence of antitumor activity in men with CRPC.

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the year ended December 31, 2011. In this MD&A, “Aeterna Zentaris”, the “Company”, “we”, “us”, “our” and the “Group” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s consolidated financial statements and related notes as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts in this MD&A are presented in US dollars, except for share, option and warrant data, per share and per warrant data and as otherwise noted.

Adoption of International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises must adopt IFRS in place of Canadian generally accepted accounting principles (“Canadian GAAP”) beginning on January 1, 2011 (for entities with a calendar year-end). As such, our consolidated financial statements as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS, as issued by the IASB, applicable to the preparation of annual financial statements.

Annual MD&A – 2011

Additionally, our consolidated statement of financial position as at January 1, 2010 and our comparative consolidated financial statements for 2010 have been adjusted to reflect our adoption of IFRS on a retrospective basis, effective on January 1, 2010 (the “Transition Date”). Consequently, 2010 comparative financial information presented in this MD&A reflects the consistent, retrospective application of IFRS.

These updated figures were reflected in our first quarter report to shareholders.

Our transition to IFRS resulted in a decrease of shareholders’ equity (deficiency) on the IFRS consolidated statement of financial position as at December 31, 2010 of approximately $30.0 million and an increase in 2010 comprehensive loss of approximately $4.1 million.

Our transition to IFRS also resulted in a decrease in shareholders’ equity (deficiency) of $20.1 million, a decrease in total assets of $17.7 million and an increase in total liabilities of $2.4 million, as at January 1, 2010. The decrease in shareholders’ equity (deficiency) was primarily a result of the impairment of Cetrotide® asset, the derecognition of deferred transaction costs and the liability accounting for share purchase warrants.

A complete description of our transition to IFRS, including reconciliations of previously reported Canadian GAAP information, is provided in note 29 to our consolidated financial statements as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010.

In this MD&A, we also include comparative financial information derived from our consolidated financial statements as at December 31, 2010 and 2009 and for each of the years then ended which, prior to January 1, 2011, were prepared in accordance with Canadian GAAP.

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as “anticipate”, “assuming”, “believe”, “could”, “expect”, “foresee”, “goal”, “guidance”, “intend”, “may”, “objective”, “outlook”, “plan”, “seek”, “should”, “strive”, “target” and “will”.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by regulatory authorities such as the FDA, the European Medicines Agency (“EMA”), the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or reasonably would be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

Annual MD&A – 2011

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and its securities are registered with the United States Securities and Exchange Commission. The Company is therefore required to file or furnish continuous disclosure information such as interim and annual financial statements, MD&As, proxy circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company’s Investor Relations department or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

Company Overview

Aeterna Zentaris Inc. (NASDAQ: AEZS and TSX: AEZ) is a late-stage drug development company specializing in oncology and endocrine therapy. Our pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. The highest development priorities in oncology are the completion of Phase 3 trials with perifosine in colorectal cancer and in multiple myeloma, as well as the further advancement of AEZS-108, for which we have successfully completed a Phase 2 trial in advanced endometrial and advanced ovarian cancer. We are planning for the initiation of a pivotal program with AEZS-108 in endometrial cancer and also a Phase 2 trial in triple-negative breast cancer. AEZS-108 is also in development in other cancer indications, including castration- and taxane-resistant prostate cancer, as well as refractory bladder cancer.

Our pipeline also encompasses other earlier-stage programs in oncology. AEZS-112, an oral anticancer agent which involves three mechanisms of action (tubulin, topoisomerase II and angiogenesis inhibition) has completed a Phase 1 trial in advanced solid tumors and lymphoma. Additionally, several novel targeted potential anti-cancer candidates such as AEZS-120, a live recombinant oral tumor vaccine candidate, as well as our PI3K/Erk inhibitors AEZS-129, AEZS-131, AEZS-132 and their respective follow-up compounds are currently in preclinical development.

Our lead program in endocrinology, a Phase 3 trial under a Special Protocol Assessment (“SPA”) obtained from the FDA with AEZS-130 as an oral diagnostic test for AGHD, has been completed with positive results. We are planning to file an NDA for the registration of AEZS-130 in the United States, subject to a successful pre-NDA meeting with the FDA. Furthermore, AEZS-130 is in a Phase 2A trial for the treatment of cancer-cachexia.

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Key Developments for the Year Ended December 31, 2011

Drug Development

Status of our drug pipeline as at March 27, 2012
Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
~120,000 compound library	AEZS-120 Prostate cancer vaccine (oncology) AEZS-129, 131, 132 and 136; Erk/PI3K inhibitors (oncology) AEZS-137 (Disorazol Z) (oncology) AEZS-125 (LHRH- Disorazol Z) (oncology)	AEZS-112 (oncology)

Perifosine

¡   Multiple cancers

AEZS-108

¡   Endometrial cancer

¡   Triple-negative breast cancer

¡   Ovarian cancer

¡   Castration-and taxane-resistant prostate cancer

¡   Refractory bladder cancer

Ozarelix

¡   Prostate cancer

AEZS-130

¡   Therapeutic in cancer-cachexia

				Perifosine ¡ Refractory advanced colorectal cancer ¡ Multiple myeloma AEZS-130 ¡ Diagnostic in adult growth hormone deficiency (endocrinology)	Cetrotide® (in vitro fertilization)
Partners

Perifosine:

Keryx

North America

Handok

Korea

Yakult

Japan

Hikma

Middle East/North

Africa

Ozarelix:

Spectrum

World (ex-Japan for oncology indications, ex-Korea and ex- other Asian countries for BPH indication)

Handok

Korea and other Asian countries for BPH indication

Nippon Kayaku

Japan for oncology indications

				Perifosine: Keryx North America Handok Korea Yakult Japan Hikma Middle East/North Africa	Cetrotide®: Merck Serono (World except Japan) Nippon Kayaku / Shionogi Japan

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Perifosine

Perifosine is a novel, oral anticancer treatment that inhibits Akt activation in the PI3K pathway. Perifosine, in combination with chemotherapeutic agents, is currently in Phase 3 studies for the treatment of colorectal cancer and multiple myeloma, as well as in Phase 2 studies for the treatment of other cancers, and we believe is the most advanced anti-cancer compound of its class in late-stage development. The FDA has granted perifosine orphan-drug designation in multiple myeloma and in neuroblastoma and Fast Track designations in both refractory advanced colorectal cancer and multiple myeloma. Additionally, an agreement was reached with the FDA to conduct the Phase 3 trials in both of these indications under a SPA. Perifosine has also been granted Orphan Medicinal Product designation from the EMA in multiple myeloma, and based on discussions with the EMA, we believe the ongoing Phase 3 trials of perifosine in the colorectal cancer and multiple myeloma programs would be sufficient for registration in Europe for these indications, assuming positive data from the Phase 3 trials. Perifosine rights have been licensed to Keryx Biopharmaceuticals, Inc. (“Keryx”) for North America, to Handok Pharmaceuticals Co. Ltd. for Korea, to Yakult for Japan and to Hikma for the MENA region.

On March 8, 2011, we entered into an agreement with Yakult for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of this agreement, Yakult made an initial, non-refundable gross upfront payment to us of €6.0 million (approximately $8.4 million). Also per the agreement, we are entitled to receive in addition, up to a total of €44.0 million (approximately $57.1 million) upon achieving certain pre-established milestones, including the occurrence of certain clinical and regulatory events in Japan. As at December 31, 2011, following the achievement of a milestone, we have revenue and trade receivables recorded for an additional amount of €2.0 million (approximately $2.6 million) in connection with the agreement. Furthermore, we will be entitled to receive double-digit royalties on future net sales of perifosine in the Japanese market.

On November 23, 2011, we entered into an agreement with Hikma for the development and commercialization of perifosine in all oncology uses. Under the terms of this agreement, Hikma made an initial, non-refundable gross upfront payment to us of $0.2 million. Also per the agreement, we are entitled to receive up to a total of $1.8 million upon achieving certain pre-established milestones, including the occurrence of certain regulatory events in certain countries in the MENA region. Furthermore, we will be entitled to receive double-digit royalties on future net sales of perifosine in the MENA market.

We have substantial continuing involvement in the aforementioned arrangements, including the use of commercially reasonable efforts to develop, apply for and obtain relevant regulatory approval for, manufacture and commercialize perifosine outside Japan and the MENA region, which will facilitate the ultimate commercialization process within Japan and the MENA region. Additionally, we are contractually obligated to ensure a stable supply of perifosine and related trial products to Yakult and Hikma throughout the ongoing development process and will maintain relevant patent rights over the term of the arrangements. Lastly, per the terms of the aforementioned agreements, we have agreed to supply perifosine, on a cost-plus basis, to Yakult and Hikma following regulatory approvals.

We have deferred the non-refundable license fees and we are amortizing the related payments as revenue on a straight-line basis over the duration of our continuing involvement, which approximates the estimated life cycle of the product that is currently under development and the expected period over which Yakult and Hikma will derive value from the use of, and access to, the underlying licenses.

In determining the period over which license revenues are to be recognized, and in addition to due consideration of our continuing involvement, as discussed above, we considered the remaining expected life of applicable patents as the most reasonable basis for estimating the underlying product’s life cycle.

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However, we may adjust the amortization period based on appropriate facts and circumstances not yet known, including, but not limited to, the extension(s) of patents, the granting of new patents, the economic lives of competing products and other events that would significantly change the duration of our continuing involvement and performance obligations or benefits expected to be derived by Yakult and Hikma.

Future milestones will be recognized as revenue individually and in full upon the actual achievement of the related milestone, given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, we will recognize royalty revenues as earned, based on the contractual percentage applied to the actual net sales achieved by Yakult and Hikma, as per the aforementioned agreements.

We were required to remit to the Japanese tax authorities $0.8 million of the gross proceeds received from Yakult and will be required to remit approximately €0.2 million (approximately $0.26 million) when the milestone receivable will be paid by Yakult. These amounts, which were withheld at source, were recognized as income tax expense in our consolidated statement of comprehensive loss.

On April 4, 2011, we announced that two posters on perifosine were presented at the 102nd annual meeting of the AACR at the Orange County Convention Center in Orlando, Florida. Perifosine demonstrated antitumor activity in several gastric cancer cell lines. Furthermore, perifosine enhanced the antitumor activity of 5-FU in parts of the cell lines, including 5-FU resistant cell lines. 5-FU is the active metabolite of the prodrug Xeloda, which is approved for the treatment of advanced gastric cancer in many countries including Japan.

Perifosine also markedly enhanced the antitumor activity of the cellular TRAIL based treatment and was able to overcome TRAIL resistance both in vitro and in vivo. The results are in line with other studies demonstrating the synergistic effects of perifosine with cytotoxic drugs, including bortezomib and 5-FU.

On July 12, 2011, we announced that the European Patent Office had granted a patent for the use of alkylphosphocholines, more specifically perifosine (octadecyl 1,1-dimethylpiperidino-4-yl phosphate), in the preparation of a medicament for the treatment of benign and malignant tumors, prior to and/or during the treatment with approved antitumor anti-metabolites such as 5-FU and capecitabine. Filed on July 29, 2003, the patent (EP #1 545 553), entitled Use of Alkyl Phosphocholines in Combination with Anti-Tumour Medicaments, became effective as of July 13, 2011 and will expire on July 28, 2023.

On July 27, 2011, we announced completion of patient recruitment for the ongoing Phase 3 trial with perifosine in refractory advanced colorectal cancer, involving over 465 patients from 65 sites in the United States. This Phase 3 X-PECT (Xeloda® + Perifosine Evaluation in Colorectal Cancer Treatment) trial is a randomized (1:1), double-blind trial comparing the efficacy and safety of perifosine + capecitabine vs. placebo + capecitabine. The primary endpoint is overall survival, with secondary endpoints including overall response rate (complete + partial responses), progression-free survival and safety. Approximately 360 events of death will trigger the unblinding of the study.

On August 31, 2011, we announced that the DSMB for the Phase 3 X-PECT study of perifosine in patients with refractory advanced colorectal cancer had completed a pre-specified interim analysis for safety and futility. The DSMB recommended that the Phase 3 study continue to completion, as planned.

On October 5, 2011, we announced that a manuscript, entitled Randomized Placebo-Controlled Phase 2 Trial of Perifosine Plus Capecitabine as Second- or Third-Line Therapy in Patients with Metastatic Colorectal Cancer, had been published in the October 3, 2011 online edition of the Journal of Clinical Onclogy (“JCO”), in which Phase 2 activity of perifosine in the treatment of patients with refractory

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advanced CRC was reported. The publication highlighted the efficacy and safety data on the 38 CRC patients participating in this Phase 2, randomized, multicenter study, comparing perifosine plus capecitabine (P-CAP) to placebo plus capecitabine. Based on the data, in which the combination of P-CAP demonstrated statistical significance with respect to median overall survival and median time to tumor progression, the investigators concluded that the P-CAP combination showed promising clinical activity compared to single-agent capecitabine, and that the difference in clinical outcome seen with the addition of perifosine was impressive.

Efficacy data from this study had been previously presented in June 2010 at the 46th Annual Meeting of the American Society of Clinical Oncology.

On October 13, 2011, we announced that the manuscript, entitled Perifosine Plus Bortezomib and Dexamethasone in patients with Relapsed/Refractory Multiple Myeloma Previously Treated with Bortezomib: Results of a Multicenter Phase 1/2 Trial, had been published in the October 10, 2011 online edition of the JCO, in which Phase 1/2 combination activity of perifosine in the treatment of advanced multiple myeloma patients was reported. Results showed that the Overall Response Rate was 65% for bortezomib-relapsed patients and 32% for bortezomib-refractory patients. Median PFS was 6.4 months, with a median PFS of 8.8 months in the bortezomib-relapsed population. Therapy was generally well-tolerated, and toxicities, including gastrointestinal side-effects and fatigue, proved manageable. No treatment-related mortality was seen. The investigators concluded the data reported for both safety and efficacy in this patient population were encouraging for the continued study of perifosine. Data from this study had been previously presented at the 2009 ASH conference.

On December 12, 2011, we reported encouraging preclinical data for perifosine in HL. In vitro data from HL cell lines showed that perifosine combined with sorafenib induced increased apoptosis, while in vivo data for the same combination treatment for HL significantly increased survival in mice. Data were presented during the ASH Annual Meeting and Exposition, in San Diego, California.

The study was conducted to investigate, in vitro and in vivo, the activity and mechanism(s) of action of perifosine in combination with sorafenib by using three HL cell lines (HD-MyZ, L-540, HDLM-2). In the in vitro experiments perifosine/sorafenib treatment resulted in synergistic cell growth inhibition and cell death induction in HD-MyZ and L-540 cell lines, but not in the HDLM-2 cell line. Cell cycle arrest, down-modulating of the MAPK and PI3K/Akt pathways as well as caspase-independent cell death was observed, which was associated with severe mitochondrial dysfunction. Further, expression of genes involved in amino acid metabolism, cell cycle, DNA replication and cell death was shown to be modulated. In addition, overexpression of the tribbles homologue 3 [TRIB3] was observed.

In vivo, perifosine/sorafenib treatment significantly increased survival in the HD-MyZ model (45 vs. 81 days, as compared to controls), with 25% tumor-free mice at the end of the 200-day observation period. In the L-540 model, subcutaneous tumor volume was also reduced as compared to controls (by 42%), perifosine (by 35%) or sorafenib (by 46%) alone. In HD-MyZ and L-540 but not HDLM-2, the combined treatment induced an increase in tumor necrosis (2- to 8-fold, P ≤.0001) and in tumor apoptosis (2- to 2.5-fold, P ≤.0001). In 2 of 3 HL cell lines, perifosine/sorafenib combination treatment induced potent antitumor effects. Striking increase of mitochondrial injury and apoptosis, and marked reduction of cell viability was observed in the in vitro experiments. In vivo combination treatment increased survival and inhibited tumor growth.

On December 13, 2011, we reported encouraging clinical data for an ongoing Phase 2 clinical study in patients with refractory/relapsed HL. Preliminary response data showed that perifosine combined with sorafenib significantly increased median PFS in refractory/relapsed HL patients with high phosphorylation

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levels of Erk and Akt, as compared to patients with low baseline phosphorylation levels of Erk and Akt. Data were presented during the ASH Annual Meeting and Exposition, in San Diego, California.

The study evaluated phosphorylation levels of Erk (pErk) and Akt (pAkt) in circulating lymphocytes from patients enrolled in two consecutive Phase 2 trials evaluating activity and safety of sorafenib as a single agent or in combination with perifosine in relapsed/refractory HL patients. Four patients were treated with sorafenib alone at a dose level of 400mg BID and twenty-one patients received a 4-week treatment with perifosine alone at a dose level of 50mg BID, followed by a perifosine/sorafenib combination therapy with 50mg BID and 400mg BID, respectively. Circulating lymphocytes were evaluated for their phosphorylation levels of Erk and Akt, in order to assess predictive value of the phosphokinase levels for therapy responses.

Clinical response data showed that baseline pErk and pAkt levels were significantly higher in responsive patients, as compared to unresponsive patients. The pErk and pAkt levels measured after 60 days of therapy with perifosine combined with sorafenib were significantly reduced in responsive patients. The median baseline value of pErk and pAkt efficiently discriminated responsive and unresponsive patients which was associated with a significantly improved median PFS for patients with baseline pErk ≥43% and/or pAkt ≥23%. Based on these data, the correlation of baseline pErk and pAkt levels with objective responses and time to tumor progression will need to be validated in prospective studies.

On January 3, 2012, we announced that our Japanese partner, Yakult, had initiated a Phase 1/2 trial in Japan to assess the safety and efficacy of perifosine in combination with chemotherapeutic agent, capecitabine, in patients with refractory advanced CRC. The primary endpoint of the Phase 1 portion of the trial is the safety profile of perifosine in combination with capecitabine. The primary endpoint of the Phase 2 portion is efficacy (Disease Control Rate). This trial is sponsored by Yakult and its initiation on December 27, 2011 triggered a milestone payment which is payable in the first quarter of 2012 of approximately €2 million from Yakult to Aeterna Zentaris under the agreement signed in March 2011 for perifosine in Japan described above.

AEZS-108

On September 14, 2011, we presented positive final Phase 2 efficacy and safety data for AEZS-108 (zoptarelin doxorubicin) in advanced endometrial cancer at the European Society of Gynecological Oncology in Milan, Italy. Data showed that AEZS-108, administered as a single agent at a dosage of 267 mg/m2 every 3 weeks was active, well tolerated and that overall survival is similar to that reported for modern triple combination chemotherapy, but was achieved with lower toxicity. The primary endpoint was the response rate as defined by the Response Evaluation Criteria in Solid Tumors (“RECIST”). Secondary endpoints included safety, time-to-progression (“TTP”) and overall survival (“OS”).

In all, of 43 patients treated with AEZS-108, 39 were evaluable for efficacy. Efficacy confirmed by independent response review included 2 complete responses (“CR”), 10 partial responses (“PR”), and 17 patients with disease stabilization (“SD”). Based on those data, the estimated Overall Response Rate (“ORR” = CR+PR) was 30.8% and the Clinical Benefit Rate (“CBR”) (CBR = CR+PR+SD) was 74.4%. Responses in patients previously treated with chemotherapy included 1 CR, 1 PR and 2 SDs in 8 of the patients with prior use of platinum/taxane regimens. Median TTP and OS were 7 months and 13.7 months, respectively.

Overall, tolerability of AEZS-108 was good and commonly allowed retreatment as scheduled. Severe (Grade 3 or 4) toxicity was mainly restricted to rapidly reversible leukopenia and neutropenia, associated with fever in only 1 patient who had been treated only 3 weeks after a surgery. Good tolerability of

Annual MD&A – 2011

AEZS-108 was also reflected by a low rate of severe non hematological possibly drug-related adverse events which included single cases each of nausea, diarrhea, fatigue, general health deterioration, creatinine elevation, and blood potassium decrease. No cardiac toxicity was reported.

On September 26, 2011, we announced positive interim data for the Phase 1 portion of our Phase 1/2 trial with AEZS-108 in castration- and taxane-resistant prostate cancer at the ESMO meeting in Stockholm, Sweden. This is a single arm study with a Phase 1 lead-in to a Phase 2 clinical trial. The primary endpoint of the Phase 1 portion is safety. The primary objective of the Phase 2 portion is to evaluate the clinical benefit of AEZS-108 for these patients. Data showed that AEZS-108 was well tolerated at all dose levels and early evidence of antitumor activity was observed even at low dose level. The Phase 2 extension is planned after completion of the toxicity assessment in the final dose level of the Phase 1 portion of the study. Furthermore, data from correlative studies demonstrated for the first time the internalization of AEZS-108 in circulating tumor cells of patients.

On October 25, 2011, we announced that the FDA had completed the review of the IND application filed by Alberto J. Montero, M.D., Assistant Professor, Department of Medicine, Division of Hematology/Oncology, Sylvester Comprehensive Cancer Center at the University of Miami Miller School of Medicine and concluded that Dr. Montero may proceed with the initiation of a randomized Phase 2 trial in chemotherapy refractory triple-negative (ER/PR/HER2-negative) LHRH receptor-positive metastatic breast cancer with AEZS-108. This will be an open-label, randomized, two-arm, multicenter Phase 2 study involving up to 74 patients. The primary study endpoint will be PFS. Secondary endpoints will also include overall response rate, and overall survival. The study will also evaluate AEZS-108’s toxicity profile and patients’ quality of life relative to conventional cytotoxic chemotherapy used in the control arm of this study.

On January 5, 2012, we announced that we had entered into a collaboration agreement with Ventana Medical Systems, Inc., a member of the Roche Group, to develop a companion diagnostic for the immunohistochemical determination of LHRH-receptor expression, for AEZS-108. In humans, LHRH receptors are expressed in a significant proportion of endometrial, ovarian, breast, bladder, prostate and pancreatic tumors. AEZS-108 specifically targets LHRH receptors and could, therefore, prove to be more efficient in treating patients with these types of LHRH-receptor positive cancers.

AEZS-120

On July 20, 2011, we announced that we had successfully reached a key milestone in the non-clinical development of our live recombinant prostate cancer vaccine candidate, AEZS-120, for oral administration. The program encompassed the full development of a GMP process, including GMP production and quality testing of a clinical batch, as well as a non-clinical safety and toxicology package, as previously agreed with the regulatory authorities. Subject to a positive review by the regulatory authorities, we aim to start Phase 1 clinical development in 2012. AEZS-120 has been developed through a research collaboration with the Department of Medical Radiation Biology and Cell Research, and the Department of Microbiology of the University of Würzburg, Germany. The collaboration was funded with a total of $890,000 for the Company and $870,000 for the university partner by the German Ministry of Education and Research (BMBF) for a period of three years. As part of the collaboration, a melanoma vaccine based on the recombinant expression of a modified B-Raf protein has been generated.

AEZS-129

On March 22, 2011, we presented preclinical results for AEZS-129 at the Informa Life Sciences Protein Kinases Congress in Berlin, Germany. AEZS-129 was identified as a potent inhibitor of class I PI3Ks lacking activity against mTOR. Lack of mTOR activity is considered to potentially lead to a better safety

Annual MD&A – 2011

profile. In biochemical and cellular assays, AEZS-129 demonstrated favorable properties in early in vitro ADMET screening, including microsomal stability, plasma stability and screening against a safety profile composed of receptors, enzymes and cardiac ion-channels. In vitro, the compound was shown to be a selective ATP-competitive inhibitor of PI3K with a broad antiproliferative activity against a broad panel of tumor cell lines. In vivo, AEZS-129 showed excellent plasma exposure and significant tumor growth inhibition in several tumor xenografts models, including A-549 (lung), HCT-116 (colon) and Hec1B (endometrium). These data suggest that AEZS-129 is a promising compound for clinical intervention of the PI3K/Akt pathway in human tumors.

AEZS-130

On July 26, 2011, we announced the completion of the Phase 3 study on AEZS-130 as a first oral diagnostic test for AGHD and the decision to meet with the FDA for the future filing of an NDA for the registration of AEZS-130 in the United States.

On August 30, 2011, we announced favorable top-line results of the completed Phase 3 study with AEZS-130 as the first oral diagnostic test for AGHD. The results showed that AEZS-130 reached its primary endpoint demonstrating >90% AUC of the ROC curve, which determines the level of specificity and sensitivity of the product.

The first part of the study, conducted by our former partner, Ardana, was a two-way crossover study involving 42 patients with confirmed AGHD or multiple pituitary hormone deficiencies and a low insulin-like growth factor-I. A control group of 10 subjects without AGHD were matched to patients for age, gender, body mass index and (for females) estrogen status. Each patient received two dosing regimens in random order, while fasting, at least 1 week apart. One regimen consisted of a 1 µg/kg (max. 100 µg) dose of GHRH (Geref Diagnostic®, Serono) with 30 g of ARG (Ar-Gine®, Pfizer) administered intravenously over 30 minutes; the other regimen was a dose of 0.5 mg/kg body weight of AEZS-130 given in an oral solution of 0.5 mg/ml. As a result of the SPA reached with the FDA in order to complete the trial, the second part of the study contained the following revisions/additions to the first protocol:

¡	An additional 30 normal control subjects were to be enrolled to match the AGHD patients from the original cohort;

¡	Further, an additional 20 subjects were to be enrolled: 10 AGHD patients and 10 matched normal control subjects;

¡	The above brought the database to ~100 subjects;

¡	All subjects received a dose of 0.5 mg/kg body weight of AEZS-130;

¡	As a secondary endpoint, the protocol required that at least 8 of the 10 newly enrolled AGHD patients be correctly classified by a pre-specified peak GH threshold level.

The parameters of the study were achieved as agreed to with the FDA under our SPA. Importantly, the primary efficacy parameters showed that the study achieved both specificity and sensitivity at a level of 90% or greater. In addition, 8 of the 10 newly enrolled AGHD patients were correctly classified by a pre-specified peak GH threshold level. The use of AEZS-130 was shown to be safe and well tolerated overall throughout the completion of this trial.

The Company is planning for the filing of an NDA for the registration of AEZS-130 in the United States as a diagnostic test for AGHD.

Annual MD&A – 2011

On November 28, 2011, we announced that the FDA had completed the review of an IND application filed by Jose M. Garcia, M.D., Ph.D., Assistant Professor, Division of Diabetes Endocrinology and Metabolism, Departments of Medicine and Molecular and Cell Biology, Baylor College of Medicine and the Michael E. DeBakey Veterans Affairs Medical Center, in Houston Texas and concluded that Dr. Garcia may proceed with the initiation of a Phase 2A trial to assess the safety and efficacy of repeated oral administration of AEZS-130 at different doses daily for 1 week in view of developing a treatment for cancer-cachexia. Cachexia, which is characterized by diminished appetite and food intake in cancer patients, is defined as an involuntary weight loss of at least 5% of the pre-illness body weight over the previous six months.

On March 8, 2012, we announced that the Michael E. DeBakey Veterans Affairs Medical Center, in Houston, Texas, initiated a Phase 2A trial assessing the safety and efficacy of repeated doses of AEZS-130 in patients with cancer-cachexia. The study is conducted under a CRADA between the Michael E. DeBakey Veterans Affairs Medical Center, which is funding the study, and us. This is a double-blind, randomized, placebo-controlled Phase 2A trial to test the effects of different doses of the ghrelin agonist, AEZS-130, in 18 to 26 patients with cancer-cachexia. AEZS-130 will be provided by us. The study will involve 3 sequential groups receiving differing doses of AEZS-130. Each dose group will have 6 patients who will receive AEZS-130 and 2-4 patients who will receive a placebo. After analysis of safety and efficacy at each dose level vs. placebo, a decision will be taken either to decrease or increase the dose. If there are major safety issues, the study will be stopped. For this study, adequate efficacy will be defined as a ≥0.8 kg of body weight gain or a ≥50 ng/mL increase in plasma IGF-1 levels. The primary objective of the study is to evaluate the safety and efficacy of repeated oral administration of AEZS-130 at different doses daily for 1 week in view of developing a treatment for cachexia. The following parameters will be recorded to assess efficacy during the study: change of body weight, change of IGF-1 plasma levels, and change of quality of life score (Anderson Symptom Assessment Scale, FACIT-F). Other secondary objectives will include food intake, and changes in the following: appetite, muscle strength, energy expenditure, reward from food and functional brain connectivity.

AEZS-131

On March 22, 2011, we presented preclinical results for AEZS-131 at the Informa Life Sciences Protein Kinases Congress in Berlin, Germany. AEZS-131 was established as a small molecular compound that inhibits Erk in the low nanomolar range and shows an excellent selectivity profile. Further characterization experiments revealed an ATP-competitive mode of action and the potent inhibition of the cellular downstream target Rsk1 in tumor cells. The frontrunner, AEZS-131, produces cell cycle arrest in G1 and results in growth inhibition of cancer cells. Furthermore, the potential of combination therapy of AEZS-131 with inhibitors of the PI3K pathway was addressed and the analysis of combination effects on tumor cell proliferation has been presented. These results support the evaluation of selective Erk inhibitors as antiproliferative agents either as monotherapy or in combination with inhibitors of the PI3K/Akt pathway.

On April 5, 2011, we announced that a poster on our highly selective Erk 1/2 inhibitor anticancer compound, AEZS-131, had been presented at the 102nd annual meeting of the AACR. Results showed that AEZS-131 selectively inhibits Erk 1/2 with an IC50 of 4nM, blocks cellular Rsk-1 phosphorylation, modulates downstream cellular substrate activation, arrests tumor cells in G1 and inhibits the growth of multiple human tumor cell lines in the nanomolar range. In in vivo pharmacokinetic studies, AEZS-131 showed a favorable PK profile. Antitumor activity was studied in in vivo mouse xenograft experiments utilizing the HCT 116 colon cancer model. AEZS-131 significantly inhibited tumor growth and was well tolerated at daily doses up to 120 mg/kg. Focus on inhibition of downstream kinase Erk 1/2 activity as a therapeutic target may be attractive because the pharmacologic inhibition of Erk 1/2 reverses Ras and Raf activation in cells which also demonstrate resistance to common Raf inhibitors, such as PLX-4720/4032.

Annual MD&A – 2011

On August 30, 2011, we announced that a poster on our novel orally active anticancer Erk inhibitor, which includes AEZS-131, was presented at the American Chemical Society National Meeting in Denver, Colorado. The in vitro antiproliferative efficacy proved to be excellent in diverse human tumor cell lines. GI50 values in the low nanomolar range were obtained. In vivo antitumor activity was studied in a mouse xenograft experiment utilizing the human HCT-116 colon cancer model. Up to 74% inhibition of tumor growth was achieved with daily oral doses of 30 -120 mg/kg. Our medicinal chemistry programs are supported by X-ray crystallography and modeling towards the optimization of pyrido[2,3-b]pyrazines as novel series of kinase inhibitors.

On December 9, 2011, we announced positive preclinical data in TNBC for AEZS-131 at the 34th Annual San Antonio Breast Cancer Symposium. AEZS-131 was tested to check for selectivity, inhibition of Rsk-phosphorylation (cellular substrate of Erk), mode of action and cleavage of PARP. Cytotoxic efficacy was evaluated in a selection of TNBC cell lines, with or without mutations in the MAPK signal transduction pathway, by MTT assay. The study showed that AEZS-131 selectively inhibited ERK with an IC50<4nM. Phosphorylation of Rsk-1 was inhibited with an IC50 of 158 nM. AEZS-131 induced cell cycle arrest in G1 dose-dependently and cleavage of PARP. EC50 values were below 1µM for cell lines with mutations in the MAPK pathway. TNBC cell lines without mutations in the MAPK pathway were less responsive.

AEZS-132

On March 22, 2011, we presented preclinical results for AEZS-132 at the Informa Life Sciences Protein Kinases Congress in Berlin, Germany. AEZS-132 is a unique dual inhibitor of PI3K and Erk in the nanomolar range and exerts high selectivity against other serine threonine and tyrosine kinases. AEZS-132 is also an ATP-competitive inhibitor, with a broad antiproliferative profile in vitro, a favorable safety profile and beneficial ADME properties. In vivo pharmacokinetic experiments showed plasma profiles expected to result in positive antitumor efficacy, and led to significant antitumor activity in mouse xenograft models, including HCT-116 (colon), A-549 (lung), and Hec 1B (endometrium). Cellular inhibition of the downstream targets p-Akt and p-Rsk was confirmed within the in vivo tumor studies. In summary, AEZS-132 is a unique dual kinase inhibitor targeting the PI3K and MAPK pathways, expected to be especially suited to treat tumors with over-activation of both pathways.

AEZS-137

On March 24, 2011, we announced that we had been awarded a $1.5 million grant from the German Ministry of Education and Research to develop, up to the clinical stage, cytotoxic conjugates of the proprietary cytotoxic compound AEZS-137 (disorazol Z) and peptides targeting G-protein coupled receptors, including the LHRH receptors. The compounds being developed will combine the targeting principle successfully employed in Phase 2 with AEZS-108 (doxorubicin and LHRH receptor targeting agent) with the novel cytotoxic disorazol Z. Furthermore, diagnostic tools systematically assessing the receptor expression in tumor specimens will be developed to allow the future selection of patients and tumor types with the highest chance of benefitting from this personalized medicine approach. The grant will be payable as a partial reimbursement of qualifying expenditures over a three-year period. The qualified project will be performed with Morphisto GmbH and the Helmholtz Institute in Saarbrücken, Germany, which will receive additional funding of approximately $0.7 million. Researchers from the department of Gynecology and Obstetrics at both the University of Göttingen and Würzburg, Germany, will also be part of the collaboration.

On November 16, 2011, we announced encouraging preclinical data for AEZS-137 from a poster presentation at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics, in San Francisco. The poster showed that AEZS-137 possesses outstanding cytotoxicity in a

Annual MD&A – 2011

highly diverse panel of 60 different tumor cell lines, and also underlined the identification of important aspects of this novel natural compound’s mechanism of action. AEZS-137 has been identified as a tubulin binding agent with highly potent antitumor properties. Cell cycle analysis revealed that AEZS-137 arrested cells in the G2/M phase and subsequently induced apoptosis with remarkable potency, as shown by subnanomolar EC50 values.

Corporate Developments

At-the-Market Sales Agreement

On February 22, 2011, we entered into an ATM sales agreement with MLV, under which we were able to sell up to 12.5 million of our common shares through ATM issuances on NASDAQ for aggregate gross proceeds not to exceed $19.8 million. The ATM sales agreement provided that common shares were to be sold at market prices prevailing at the time of sale, and, as a result, prices may have varied. From February 20, 2011 and up to April 29, 2011, we issued a total of 10.0 million of our common shares for aggregate gross proceeds of $19.8 million, less cash transaction costs of $0.6 million and previously deferred transaction costs of $0.2 million.

On June 29, 2011, we entered into a second ATM, the June ATM Sales Agreement with MLV, under which we could, at our discretion, from time to time during the 24-month term of the agreement, sell up to 9.5 million of our common shares through ATM issuances on NASDAQ for aggregate gross proceeds not to exceed $24.0 million. The June ATM Sales Agreement, similar to the February ATM Sales Agreement, provided that common shares were to be sold at market prices prevailing at the time of sale, and, as a result, prices may have varied. From June 29, 2011 and up to December 7, 2011, under the June ATM agreement, we issued a total of 9.5 million of our common shares for aggregate gross proceeds of $17.7 million, less cash transactions costs of $0.6 million and previously deferred transaction costs of $0.2 million.

Gross proceeds raised under both ATM sales agreements totalled $37.5 million for the year ended December 31, 2011.

Cowen Royalty Sales Milestone Payment

On February 28, 2011, we announced that we had received a net sales milestone of $2.5 million from Cowen Healthcare Royalty Partners, L.P. (“Cowen”). This milestone was payable pursuant to the previously announced sale to Cowen of Aeterna Zentaris’ rights to royalties on future net sales of Cetrotide®, covered by the Company’s license agreement with Merck Serono, and was contingent on 2010 net sales of Cetrotide® reaching a specified level.

Subsequent to Year-End

At-The-Market Issuance Program

On January 23, 2012, the Company, pursuant to its existing ATM sales agreement dated June 29, 2011, with MLV, was commencing a new ATM issuance program (“January 2012 ATM Sales Agreement”) under which it may, at its discretion, from time to time during the term of the sales agreement, sell up to a maximum of 10.4 million of its common shares through ATM issuances on NASDAQ up to an aggregate amount of $16.0 million.

From January 23, 2012 through March 15, 2012, the Company issued a total of 3.6 million common shares under the January 2012 ATM Sales Agreement for aggregate gross proceeds of $6.4 million, less cash transaction costs of $0.2 million and previously deferred transaction costs of $56,000.

Annual MD&A – 2011

AEZS-108

On February 3, 2012, we reported positive updated results for the Phase 1 portion of our ongoing Phase 1/2 study in CRPC with AEZS-108. This is a single-arm study with a Phase 1 lead-in portion (testing 3 dose levels) to a Phase 2 clinical trial. The primary endpoint of the Phase 1 portion is safety. The primary objective of the Phase 2 portion is to evaluate the clinical benefit of AEZS-108 for these patients. Data were presented by Jacek Pinski, M.D., Ph.D., Associate Professor of Medicine at the Norris Comprehensive Cancer Center of the University of Southern California, during a poster session at the American Society of Clinical Oncology Genitourinary Cancers Symposium in San Francisco. The trial is being supported by a three-year $1.6 million grant from the National Institutes of Health to Dr. Pinski.

The results were based on 13 patients who have been treated on 3 dose levels: 3 at 160 mg/m2, 3 at 210 mg/m2, and 7 at 267 mg/m2. Overall, AEZS-108 has been well tolerated among this group of heavily pre-treated older patients. To date, there have been 2 dose limiting toxicities; both were cases of asymptomatic Grade 4 neutropenia at the 267 mg/m2 dose level and both patients fully recovered. The Grade 3 and 4 toxicities were primarily hematologic. There has been minimal non-hematologic toxicity, most frequently fatigue and alopecia.

Despite the low doses of AEZS-108 in the first cohorts, there was some evidence of antitumor activity. One patient received 8 cycles (at 210 mg/m2) due to continued benefit. Among the 5 evaluable patients with measurable disease, 4 achieved stable disease. At the time of submission of the abstract, a decrease in PSA was noted in 6 patients. Six of 13 (46%) treated patients have received at least 5 cycles of therapy with no evidence of disease progression at 12 weeks. Correlative studies on circulating tumor cells (“CTC”) have demonstrated the uptake of AEZS-108 into the targeted tumor. After completion of 3 additional patients at the 210 mg/m2 dose level, the study is expected to be extended into the Phase 2 portion.

Annual MD&A – 2011

Consolidated Statements of Comprehensive Loss Information

	Years ended December 31,
(in thousands, except share and per share data)	2011	2010	2009*
	$	$	$

Revenues
Sales and royalties	31,306	24,857	20,957
License fees and other	4,747	2,846	42,280
	36,053	27,703	63,237

Operating expenses
Cost of sales	27,560	18,700	16,501
Research and development costs, net of refundable tax credits and grants	24,517	21,257	43,814
Selling, general and administrative expenses	16,170	12,552	16,040
Depreciation and amortization*	*	*	10,840
	68,247	52,509	87,195

Loss from operations	(32,194)	(24,806)	(23,958)

Finance income	6,239	1,800	349
Finance costs	(8)	(5,445)	(1,115)
Net finance income (costs)	6,231	(3,645)	(766)

Loss before income taxes	(25,963)	(28,451)	(24,724)
Income tax expense	(1,104)	-	-

Net loss	(27,067)	(28,451)	(24,724)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(789)	1,001	(1,335)
Actuarial gain (loss) on defined benefit plans	(1,335)	191	-

Comprehensive loss	(29,191)	(27,259)	(26,059)

Net loss per share
Basic and diluted	(0.29)	(0.38)	(0.43)
Weighted average number of shares outstanding
Basic and diluted	94,507,988	75,659,410	56,864,484

*	We adopted IFRS in 2011 with a transition date of January 1, 2010. The selected financial information for the years ended December 31, 2009, 2008 and 2007 is derived from financial statements that were presented in accordance with Canadian GAAP and has not been restated in accordance with IFRS. Consequently, the selected financial information for the years ended December 31, 2009, 2008 and 2007 may not be comparable with the corresponding selected financial information for the years ended December 31, 2011 and 2010. Please refer to “Critical Accounting Policies, Estimates and Judgments” for the policy differences between Canadian GAAP and IFRS.

Annual MD&A – 2011

Revenues

Revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed globally (ex-Japan) by ARES Trading S.A. (“Merck Serono”) for reproductive health assistance for in vitro fertilization, as well as from active pharmaceutical ingredients. Royalties are derived indirectly from Merck Serono’s net sales of Cetrotide® and represent the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the 2008 sale to Cowen Healthcare Royalty Partners L.P. of the underlying future royalty stream.

License fees include periodic milestone payments, research and development (“R&D”) contract fees and the amortization of upfront payments received from our licensing partners.

Sales and royalties were $31.3 million for the year ended December 31, 2011, compared to $24.9 million for the year ended December 31, 2010. This increase is largely related to comparatively higher deliveries of Cetrotide® to Merck Serono.

Despite our original expectations for only slight sales volume increases for the year 2011, our sales and royalties were substantially higher than our original expectations due to an unforeseen increase in sales to Merck Serono.

Sales and royalties in 2012 are expected to stabilize, as compared to the amounts recorded in 2011, since we expect that the volume of Cetrotide® sales will stabilize in 2012.

License fees and other revenues were $4.7 million for the year ended December 31, 2011, compared to $2.8 million for the year ended December 31, 2010. This increase is mainly due to the recording of a milestone payment from Yakult with respect to the initiation of a Phase 1/2 trial with perifosine in CRC in Japan during the last quarter of the year 2011.

During 2012, we expect to provide more R&D services, compared to 2011, related to perifosine to our license partner for North America, Keryx. We expect the results of the ongoing Phase 3 trial of perifosine in CRC in the second quarter of 2012. If the data from the trial is positive, we expect to receive development and regulatory milestone payments from our various license partners. With these additional revenues, we expect that our license fees and other revenues will increase significantly in 2012, as compared to 2011.

Operating Expenses

Cost of sales was $27.6 million for the year ended December 31, 2011, compared to $18.7 million for the year ended December 31, 2010. This increase is largely attributable to the comparative increase in volume of sales of Cetrotide® to Merck Serono, as discussed above. Additionally, cost of sales as a percentage of sales and royalties increased to approximately 88.03% for the year ended December 31, 2011, compared to 75.23% for the year ended December 31, 2010. Our lower margins are largely attributable to a decrease of $3.4 million of royalties in 2011, as compared to 2010.

R&D costs, net of refundable tax credits and grants, were $24.5 million for the year ended December 31, 2011, compared to $21.3 million for the year ended December 31, 2010. The comparative increase is mainly attributable to an increase in third-party costs incurred in connection with the advancement of perifosine, AEZS-130 and Erk/PI3K compounds (AEZS-129, AEZS-131, AEZS-132)-related activities

Annual MD&A – 2011

The following table summarizes our net R&D costs by nature of expense:

	Years ended December 31,
(in thousands)	2011	2010
	$	$
Employee compensation and fringe benefits	10,028	9,226
Third-party costs	10,244	8,138
Facilities rent and maintenance	1,835	1,773
Other costs*	2,793	2,807
R&D refundable tax credits and grants	(383)	(687)
	24,517	21,257

*	including depreciation and amortization charges.

The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the years ended December 31, 2011 and 2010.

(in thousands, except percentages)			Years ended December 31,
Product	Status	Indication	2011		2010
			$	%	$	%
Perifosine	Phases 2 and 3	Oncology	3,726	36.4	968	11.9
AEZS-130	Phase 3	Endocrinology (diagnosis of AGHD)	1,156	11.3	865	10.6
Cetrorelix	Phase 3*	BPH*	-	-	2,046	25.1
AEZS-108	Phase 2	Oncology	1,652	16.1	2,089	25.7
AEZS-112	Phase 1	Oncology	538	5.3	259	3.2
AEZS-129, AEZS-131 and AEZS-132; Erk/PI3K	Preclinical	Oncology	1,860	18.2	923	11.4
Other		Oncology and endocrinology	1,312	12.7	988	12.1
			10,244	100.0	8,138	100.0

* Development activities terminated in the last quarter of 2009 and beginning of 2010.

We expect net R&D costs for 2012 to increase, compared to 2011, as we continue to focus on the development of perifosine and AEZS-108. In particular, we plan to pursue the ongoing Phase 3 study with perifosine in multiple myeloma, as well as initiate, with AEZS-108, a pivotal trial in endometrial cancer and support the ongoing Phase 1/2 studies in connection with triple-negative breast cancer and other indications.

We expect, excluding the impact of unforeseen foreign exchange rate fluctuations, that net R&D costs will total between $30.0 million and $32.0 million for the twelve-month period ending December 31, 2012, due to the additional expenses discussed above. We note, however, that our R&D estimates may be revised as we continue to advance our development activities and as new information becomes available. We also expect that many perifosine-related development activities will be sponsored by our North American license partner, Keryx, and Japanese partner, Yakult, and that we will continue to seek government grants for our earlier-stage projects.

Selling, general and administrative (“SG&A”) expenses were $16.2 million for the year ended December 31, 2011, compared to $12.6 million for the year ended December 31, 2010. SG&A expenses were higher during the year 2011 mainly due to the recognition of impairment losses and due to the initiation of pre-launch and marketing efforts related to the potential commercialization of perifosine in Europe.

Annual MD&A – 2011

During the year 2011, we recognized an impairment loss ($1.1 million) following impairment testing that was performed on our Cetrotide® asset. The impairment loss was recognized predominantly to take into account management’s lower trend estimates related to the commercialization of Cetrotide®, due to changes in the competitive environment in the Japanese market.

In addition, during the year 2011, following the relocation of one of the Company’s offices, we recognized an impairment loss on property plant and equipment (leasehold improvements and furniture and fixtures ($0.3 million)) and an additional onerous lease provision ($0.2 million).

Furthermore, we initiated our pre-launch and marketing efforts related to the potential marketing by the Company of perifosine in Europe. During the year 2011, we incurred approximately $0.9 million in connection with the preparation of a launch plan, including market research, pricing expectations and forecast calculations.

We expect that our SG&A expenses will slightly decrease in 2012, as compared to 2011, as costs return to more normalized operating levels, despite our expected inclusion of certain investments in perifosine’s European pre-launch and marketing efforts.

Net finance income (costs), comprised predominantly of net foreign exchange gains (losses), the change in fair value of our warrant liability and the gain on our short-term investment, for the year ended December 31, 2011, totalled $6.2 million, compared to ($3.6 million) for the year ended December 31, 2010, as presented below.

	Years ended December 31,
(in thousands)	2011	2010
	$	$
Finance income
Net gains due to changes in foreign currency exchange rates	2,197	932
Change in fair value of warrant liability	2,533	-
Interest income	231	181
Gain on held-for-trading financial instrument	1,278	687
	6,239	1,800
Finance costs
Change in fair value of warrant liability	-	(5,437)
Unwinding of discount	(8)	(8)
	(8)	(5,445)
	6,231	(3,645)

The significant increase in net finance income, as compared to the same period in 2010, is mainly due to the change in fair value of our warrant liability. That change results from the periodic “mark-to-market” revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes “mark-to-market” warrant valuation most notably has been impacted by the market price of our common shares, which, on NASDAQ, has fluctuated from $0.81 as at January 4, 2010 to $1.72 as at December 31, 2010, and $1.54 as at December 31, 2011.

Additionally, our net finance income increased during the year 2011 from the same period in 2010 due to higher foreign exchange gains, which in turn resulted primarily from the overall substantial weakening, during 2011, of the euro against the US dollar, as compared to an overall lower weakening of the euro against the US dollar within the 2010 period. As a result, during the twelve-month period ended December 31, 2011, we recorded foreign exchange gains on transactions and on cash and cash equivalent balances denominated in US dollars.

Annual MD&A – 2011

The increase in our net finance income during the year ended December 31, 2011, as compared to the year ended December 31, 2010, also included gains on our short-term investment, which was sold during the year 2011.

It can be noted that the gains or losses resulting from the periodic mark-to-market valuation of our share purchase warrants did not result in any cash receipt or cash disbursement during the three-month or twelve-month periods ended December 31, 2011 and 2010.

Income tax expense was $1.1 million for the year ended December 31, 2011, as compared to nil for the same period in 2010. The increase consists of foreign withholding taxes related to the Yakult upfront and milestone license fees revenues discussed above.

Net loss for the year ended December 31, 2011 was $27.1 million, or $0.29 per basic and diluted share, compared to $28.5 million, or $0.38 per basic and diluted share for the year ended December 31, 2010.

The decrease in net loss for the year ended December 31, 2011, as compared to the year ended December 31, 2010, is largely due to the significant increase in license fees revenues, as well as net finance income, partly offset by lower margin contribution from Cetrotide®, higher net R&D costs and SG&A expenses, combined with the recording of income tax expense of $1.1 million in 2011, as discussed above.

Quarterly Consolidated Results of Operations Information

The following is a summary of selected consolidated financial information derived from our unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.

(in thousands, except for per share data)
	Quarters ended
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
	$	$	$	$

Revenues	12,627	9,514	6,523	7,389
Loss from operations	(8,688)	(8,244)	(7,971)	(7,291)
Net (loss) income	(7,519)	1,078	(10,569)	(10,057)
Net (loss) income per share
Basic and diluted	(0.07)	0.01	(0.12)	(0.12)

	Quarters ended
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
	$	$	$	$

Revenues	9,971	5,726	5,584	6,422
Loss from operations	(4,003)	(5,456)	(7,950)	(7,397)
Net loss	(6,610)	(9,920)	(6,176)	(5,745)
Net loss per share*
Basic and diluted	(0.08)	(0.12)	(0.08)	(0.09)

*	Net income (loss) per share is based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net income (loss) per share amounts may not equal year-to-date net loss per share.

Annual MD&A – 2011

In the last eight quarters, revenues have increased, when compared quarter over quarter for each of the corresponding periods in 2011 vs. 2010, mainly due to the higher deliveries of Cetrotide® to Merck Serono, which increase have started in the fourth quarter of 2010, the recording of a contingent payment received from Cowen in the fourth quarter of 2010 as well as the recording of a milestone payment from Yakult in the fourth quarter of 2011.

In the last eight quarters, net (loss) income have been impacted by revenues, as mentioned above, by the increased level of net R&D costs in connection with the advancement of perifosine, AEZS-130 and Erk/PI3K compounds, by the recognition of impairment losses in the third and fourth quarters of 2011, by the initiation of pre-launch and marketing efforts related to the potential commercialization of perifosine in Europe in the third and fourth quarters of 2011, as well as by the foreign exchange gain or loss, the change in fair value of our warrant liability and the gain on our short-term investment.

Fourth Quarter 2011 Results

Revenues

Revenues were $12.6 million for the quarter ended December 31, 2011, compared to $10.0 million for the same quarter in 2010. The increase in revenues is due primarily to comparative higher deliveries of Cetrotide® to Merck Serono ($3.6 million) and to the recording of a milestone payment ($2.6 million) from Yakult with respect to the initiation of a Phase 1/2 trial with perifosine in CRC in Japan, partly offset by the lower royalties in 2011 attributable to the contingent payment of $2.5 million from Cowen recorded in December 2010.

Operating expenses

Cost of sales was $8.1 million for the quarter ended December 31, 2011, compared to $5.4 million for the same quarter in 2010. This increase is largely attributable to the comparative increase in volume of sales of Cetrotide® to Merck Serono, as discussed above. Additionally, cost of sales as a percentage of sales and royalties increased to approximately 88% for the quarter ended December 31, 2011, compared to 63% for the same period in 2010. Our lower margins are largely attributable to a lower contribution of royalties to total sales and royalties in 2011, as compared to 2010, as a result of a $3.4 million royalty milestone payment recorded in 2010 from Cowen.

R&D costs, net of refundable tax credits and grants were $7.8 million for the quarter ended December 31, 2011, compared to $5.4 million for the same quarter in 2010. The comparative increase in R&D expenses primarily results from the increase in third-party costs incurred in connection with the advancement of perifosine, AEZS-108 and Erk/PI3K compounds (AEZS-129, AEZS-131, AEZS-132)-related activities.

Selling, general and administrative (“SG&A”) expenses were $5.4 million for the quarter ended December 31, 2011, compared to $3.2 million for the same quarter in 2010. The increase in SG&A expenses is mainly related to the recognition of an impairment loss on property, plant and equipment (leasehold improvements and furniture and fixtures ($0.3 million)) and an additional onerous lease provision ($0.2 million), combined with the pre-launch and marketing efforts related to the potential commercialization of perifosine in Europe ($0.5 million) and with the increase in foreign exchange loss ($0.6 million).

Net finance income (costs), comprised predominantly of net foreign exchange gains, the change in fair value of our warrant liability and the gain on our short-term investment (2010 only), for the quarter ended December 31, 2011, totalled $1.4 million, compared to ($2.6 million) for the same period in 2010, as presented below.

Annual MD&A – 2011

(in thousands)	Three months ended December 31, 2011	Three months ended December 31, 2010
	$	$
Finance income
Net gains due to changes in foreign currency exchange rates	1,118	276
Change in fair value of warrant liability	221	-
Interest income	95	70
Gain on held-for-trading financial instrument	-	687
	1,434	1,033
Finance costs
Change in fair value of warrant liability	-	(3,638)
Unwinding of discount	(2)	(2)
	(2)	(3,640)
	1,432	(2,607)

Net loss amounted to $7.5 million, or $0.07 per basic and diluted share, for the quarter ended December 31, 2011, compared to $6.6 million, or $0.08 per basic and diluted share, for the same quarter in 2010. The increase in net loss is mainly attributable to the higher comparative R&D and SG&A expenses, partly offset by the significant increase in net finance income and by higher gross margin relating to sales of Cetrotide®.

Primarily, given the presence in our 2011 fourth quarter revenues of the $2.6 million milestone receivable from Yakult with respect to the initiation of a Phase 1/2 trial with perifosine in CRC in Japan, and excluding any impact of foreign exchange gains or losses, as well as change in fair value of warrant liability, we expect that the net loss for the first quarter of 2012 will increase, as compared to the fourth quarter of 2011.

Consolidated Statement of Financial Position Information

	As at December 31,
(in thousands)	2011	2010	2009*
	$	$	$

Cash and cash equivalents	46,881	31,998	38,100
Short-term investment	-	1,934	-
Trade and other receivables and other current assets	13,258	9,877	10,913
Restricted cash	806	827	878
Property, plant and equipment, net	2,512	3,096	4,358
Other non-current assets	11,912	13,716	32,013
Total assets	75,369	61,448	86,262

Payables and other current liabilities	17,784	13,350	19,211
Long-term payable (current and non-current portions)	88	150	200
Warrant liability (current and non-current portions)	9,204	14,367	-
Non-financial non-current liabilities**	52,839	51,156	57,625
Total liabilities	79,915	79,023	77,036
Shareholders’ (deficiency) equity	(4,546)	(17,575)	9,226
Total liabilities and shareholders’ (deficiency) equity	75,369	61,448	86,262

Annual MD&A – 2011

*	We adopted IFRS in 2011 with a transition date of January 1, 2010. The selected financial information for the years ended December 31, 2009, 2008 and 2007 is derived from financial statements that were presented in accordance with Canadian GAAP and has not been restated in accordance with IFRS. Consequently, the selected financial information for the years ended December 31, 2009, 2008 and 2007 may not be comparable with the corresponding selected financial information for the years ended December 31, 2011 and 2010. Please refer to “Critical Accounting Policies, Estimates and Judgments” for the policy differences between Canadian GAAP and IFRS.

**	Comprised mainly of non-current portion of deferred revenues, employee future benefits and provision.

The increase in cash and cash equivalents as at December 31, 2011, as compared to December 31, 2010, is due to the receipt of net proceeds pursuant to drawdowns made in connection with the February and June ATM Sales Agreements, as discussed above, to the proceeds from the sale of our short-term investment, to the receipt of the upfront license payment in connection with our development, commercialization and licensing agreement entered into with Yakult, as noted above, as well as to the receipt of net proceeds from the exercise of share purchase warrants. These increases were partially offset by recurring disbursements and other variations in components of our working capital.

Trade and other receivables and other current assets increased from December 31, 2010 to December 31, 2011 mainly due to the increase in trade receivable in connection with the higher deliveries of Cetrotide® to Merck Serono for an amount of approximately $2.9 million and due to the perifosine inventory to be sold to our partner Keryx for an amount of approximately $0.7 million which in turn were partly offset by the impact of foreign exchange rate fluctuations.

Other non-current assets decreased from December 31, 2010 to December 31, 2011 primarily due to the net reduction in the carrying value of our identifiable intangible assets, which was negatively impacted by the impairment loss recognized on Cetrotide®, as discussed above.

Payables and other current liabilities increased from December 31, 2010 to December 31, 2011 mainly due to an increase of approximately $2.4 million in trade accounts payable and accrued liabilities in connection with the higher deliveries of Cetrotide® and with the higher level of R&D expenses resulting from the advancement of perifosine, AEZS-130 and Erk/PI3K compounds, which includes an increase due to the perifosine R&D inventory received and payable for an amount of approximately $1.3 million, to the increase in current portion of deferred revenues for an amount of $1.3 million, and to the increase in accrued salaries for an amount of approximately $0.5 million which in turn were partly offset by the impact of foreign exchange rate fluctuations.

Our warrant liability was lower as at December 31, 2011, as compared to December 31, 2010, predominantly due to the change in fair value pursuant to the periodic “mark-to-market” revaluation of the underlying outstanding share purchase warrants, as well as following various warrant exercises during the twelve-month period ended December 31, 2011.

Non-financial liabilities were higher as at December 31, 2011, as compared to December 31, 2010, mainly as a result of the deferral of the upfront payment received in connection with our development, commercialization and licensing agreement entered into with Yakult, partially offset by the recurring amortization of deferred revenues.

Annual MD&A – 2011

The net decrease in shareholders’ deficiency as at December 31, 2011, as compared to December 31, 2010, is predominantly attributable to an increase in share capital following the issuance of common shares pursuant to the aforementioned drawdowns made in connection with the February and June ATM Sales Agreements, partially offset by the increase in our deficit due to the net loss for the year ended December 31, 2011 and by the decrease in accumulated other comprehensive income, which in turn is comprised of cumulative translation adjustments.

Financial Liabilities, Obligations and Commitments

We have certain contractual leasing obligations and purchase obligation commitments. Purchase obligation commitments mainly include R&D services and manufacturing agreements related to the production of Cetrotide® and to other R&D programs. The following tables summarize future cash requirements with respect to these obligations.

Future minimum lease payments and future minimum sublease payments expected to be received under non-cancellable operating leases (subleases), as well as future payments in connection with utility service agreements, as at December 31, 2011 are as follows:

(in thousands)	Minimum lease payments	Minimum sub-lease payments	Utilities
	$	$	$

Less than 1 year	1,690	(226)	609
1 – 3 years	3,128	(451)	793
4 – 5 years	2,172	(451)	496
More than 5 years	373	(244)	-
Total	7,363	(1,372)	1,898

Service and manufacturing commitments given, which consist of R&D service agreements and manufacturing agreements for Cetrotide®, are as follows:

(in thousands)	As at December 31, 2011
$
Less than 1 year	10,760
1 – 3 years	3,855
4 – 5 years	-
More than 5 years	-
Total	14,615

Outstanding Share Data

As at March 27, 2012, there were 108,787,366 common shares issued and outstanding, as well as 7,497,634 stock options outstanding. Share purchase warrants outstanding as at March 27, 2012 represented a total of 8,752,868 equivalent common shares.

Annual MD&A – 2011

Capital Disclosures

Our objective in managing capital, primarily composed of shareholders’ deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund our R&D activities, SG&A expenses, working capital and capital expenditures.

Historically, our priority has been to optimize our liquidity by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. More recently, however, we have raised additional capital via registered direct offerings and drawdowns related to the February and June ATM Sales Agreements, and we expect to continue to raise capital via drawdowns related to the January 2012 ATM Sales Agreement.

At December 31, 2011, cash and cash equivalents amounted to $46.9 million. The Company believes that its cash position will be sufficient to finance its operations and capital needs for at least the next twelve months.

Our capital management objective remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline.

We are not subject to any capital requirements imposed by any regulators or any other external source.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any given time and on the availability of funding from investors and prospective commercial partners.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures have been financed mainly through cash flows from operating activities and other non-dilutive activities, except for the registered direct offerings completed during the year ended December 31, 2010 and, more recently, the drawdowns related to our various ATM Sales Agreements, as discussed above.

Our cash and cash equivalents amounted to $46.9 million as at December 31, 2011, as compared to $32.0 million as at December 31, 2010. As at December 31, 2011, cash and cash equivalents, denominated in euro, amounted to €10.3 million.

Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the twelve-month period following the balance sheet date of December 31, 2011.

We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other non-dilutive activities, as well as via the issuance of new share capital.

The variations in our liquidity by activity are explained below.

Annual MD&A – 2011

Operating Activities

Cash used in operating activities totalled $26.2 million for the year ended December 31, 2011, as compared to $31.7 million for the year ended December 31, 2010. The decrease in cash used in operating activities is due in large part to the receipt, during the year 2011, of nearly $8.4 million in connection with our development, commercialization and licensing agreement entered into with Yakult, as discussed above, as well as to lower trade accounts payable settlements, partially offset by lower trade accounts receivable settlements.

We expect net cash used in operating activities to increase during 2012, as compared to 2011, as we increase our investment in perifosine and in AEZS-108, as discussed above.

Financing Activities

Cash flows provided by financing activities increased to $38.6 million for the year ended December 31, 2011, as compared to $26.0 million for the year ended December 31, 2010. The increase is primarily due to the receipt of higher net proceeds from offerings such as the drawdowns related to the February and June ATM Sales Agreements, discussed above, as well as to the increase in proceeds received following the exercise of share purchase warrants.

Investing Activities

Cash flows provided by investing activities reached $2.5 million for the year ended December 31, 2011, as compared to cash flows used in investing activities of nearly $0.05 million for the year ended December 31, 2010. The increase in cash provided by investing activities is due to the increase in cash proceeds received on the sale of our short-term investment, partly offset by cash disbursements made in connection with the purchases of laboratory and other equipment used in ongoing R&D activities.

Critical Accounting Policies, Estimates and Judgments

As noted above, our consolidated financial statements as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS. Note 29 “Transition to IFRS” to our consolidated financial statements as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010 discusses the impact of the transition to IFRS on our reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in our previous Canadian GAAP consolidated financial statements as at December 31, 2010 and for the year then ended. Comparative figures for 2010 have been adjusted to give effect to these changes.

These consolidated financial statements were approved by our Board of Directors for issue on March 27, 2012.

Additionally, the preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated

Annual MD&A – 2011

financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

A summary of those areas where we believe critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements can be found in note 3 to our consolidated financial statements as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010.

Accounting Standards Not Yet Adopted

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 7 Amendment includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted.

Annual MD&A – 2011

We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”), including the elimination of the option to defer the recognition of actuarial gains and losses (known as the “corridor method”), the streamlining of the presentation of changes in assets and liabilities arising from defined benefit plans and the enhancement of the disclosure requirements for defined benefit plans, including additional information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans. The amendments to IAS 19 apply to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

Outlook for 2012

Perifosine

Our primary focus continues to be on the advancement of the ongoing Phase 3 registration studies in both refractory advanced colorectal cancer and multiple myeloma. We expect the results of the ongoing Phase 3 trial of perifosine in CRC in the second quarter of 2012.

We expect to continue to invest in the preparation of marketing and pre-launch activities of perifosine in Europe.

AEZS-108

We expect to initiate a multi-center pivotal study in endometrial cancer, as well as a multi-center Phase 2 study in triple-negative breast cancer. We also expect to pursue our Phase 1/2 studies in castration- and taxane-resistant prostate cancer with the University of Southern California, and in refractory bladder cancer with the University of Miami.

Annual MD&A – 2011

AEZS-130

Following the completion and positive Phase 3 results for AEZS-130 as a diagnostic for AGHD in the United States, we expect, after a successful receipt of pre-NDA meeting with the FDA, to file an NDA.

We also expect to pursue our ongoing Phase 2A study with AEZS-130 as a treatment for cancer-cachexia.

Revenue Expectations

Revenues are expected to increase in 2012, as compared to 2011, given our expectation for potential increased license fees revenues from our partners and despite the expected stabilization of our sales and royalties, as discussed above.

Operating Expense Expectations

During 2012, we expect to continue to focus our R&D efforts on our later-stage compounds, including perifosine and AEZS-108. With our focused strategy, and given our expectations related to R&D investments made on behalf of Keryx, we now expect our R&D expenses to total between $30 million and $32 million for the whole of 2012, as compared to $24.5 million in 2011. However, certain perfosine-related R&D expenses will be reimbursed by our partner, Keryx.

We expect that our overall operating burn in 2012 will increase, as compared to 2011, due most notably to the receipt in 2011 of $8.4 million in connection with our licensing agreement entered into with Yakult and our expected increase in R&D investments, as discussed above, partly offset by increased license fees from our partners.

Financial Risk Factors and Other Instruments

Fair Value

The change in fair value of our warrant liability results from the periodic “mark-to-market” revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of our common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in our consolidated statements of comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in our common share price, which has ranged from $1.43 to $2.58 on NASDAQ during the year ended December 31, 2011.

Assuming the following variations of the market price of our common shares over a 12-month period:

•	Market price variations of -10% and +10%

Annual MD&A – 2011

If these variations were to occur, the impact on our net loss for warrant liability held at December 31, 2011 would be as follows:

(in thousands)	Carrying amount	-10%	+10%
	$	$	$

Warrant liability*	9,204	1,155	(1,174)
Total impact on net loss – decrease/(increase)		1,155	(1,174)

*	Includes current and non-current portions.

Foreign Currency Risk

Since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the euro could have a potentially significant impact on our results of operations.

The following variations are reasonably possible over a 12-month period:

•	Foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from a year-end rate of EUR1 = US$1.2972.

If these variations were to occur, the impact on the Company’s net loss for each category of financial instruments held at December 31, 2011 would be as follows:

		Balances denominated in US$
(in thousands)	Carrying amount	-5%	+5%
	$	$	$

Cash and cash equivalents	33,669	1,683	(1,683)
Warrant liability*	9,204	(460)	460
Total impact on net loss – decrease/(increase)		1,223	(1,223)

*	Includes current and non-current portions.

For the year ended December 31, 2011, we were not a party to any forward-exchange contracts, and no forward-exchange contracts were outstanding as at March 27, 2012.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. As indicated in the Capital Disclosures section above, we manage this risk through the management of our capital structure. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves our operating and capital budgets, as well as any material transactions out of the ordinary course of business. We have adopted an investment policy in respect of the safety and preservation of our capital to ensure our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

Annual MD&A – 2011

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We regularly monitor credit risk exposure and take steps to mitigate the likelihood of this exposure resulting in losses. Our exposure to credit risk currently relates to cash and cash equivalents, to trade and other receivables and to restricted cash. We invest our available cash in amounts that are readily convertible to known amounts of cash and deposit our cash balances with financial institutions that have a minimum rating of “A3”.

As at December 31, 2011, trade accounts receivable for an amount of approximately $7,415,000 were with two external customers or partners.

As at December 31, 2011, no trade accounts receivable were past due or impaired.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the year ended December 31, 2011.

As at December 31, 2011, we did not have any interests in variable interest entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

Risks Associated with Operations

Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations.

We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products.

For example, our partner Keryx is conducting Phase 3 trials of perifosine for the treatment of colorectal cancer and multiple myeloma. The enrollment of the trial in colorectal cancer has been completed and results of this trial are expected in the near future. If the results of this clinical trial are unfavourable, it would likely adversely affect our and our partner’s perifosine development programs. In addition, unfavourable results in this trial could adversely affect our stock price.

Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially

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adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

We rely heavily on our proprietary information in developing and manufacturing our products and product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies.

We have to establish and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us.

There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results. Also, we rely on third parties to manufacture and supply marketed products. At the same time, we have certain supply obligations to our licensing partners who are responsible for marketing of such products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

Risks Associated with Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities. We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our future cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, the perifosine studies, the AEZS-108 studies and the AEZS-130 studies, as well as other ongoing studies from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the

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status of our listing on NASDAQ and TSX, strategic alliance agreements, and other relevant commercial considerations.

Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign, non-euro zone countries, we are more exposed to foreign currency risk. Additionally, given that we have significant balances held in US dollars, fluctuations in the US dollar exchange rate against the euro could have a potentially significant impact on our results of operations and on our available liquidity.

Risks Associated with Impairment of Intangible Assets

We evaluate goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Intangible assets and goodwill are impaired when the assets’ book values exceed their fair values. We have recorded impairment charges in recent years and in the current year related to certain identifiable intangible assets with finite lives. Additionally, while no goodwill impairment charges have been recorded in recent years, a significant decline in the Company’s fair value could result in an impairment of goodwill.

Risks Associated with Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is quite significant. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Volatility of Share Prices

Market prices of our common shares are subject to potentially significant fluctuations due to numerous developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volumes of companies in the biopharmaceutical industry can fluctuate dramatically in ways unrelated to, or in ways that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to: clinical and regulatory developments regarding our product candidates; delays in our anticipated development or commercialization timelines; developments regarding current or future third-party collaborators; other announcements by us regarding technological, product development or other

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matters; arrivals or departures of key personnel; governmental or regulatory action affecting our product candidates and our competitors’ products in the United States, Canada and other countries; developments or disputes concerning patent or proprietary rights; actual or anticipated fluctuations in our revenues or expenses; general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and economic conditions in the United States, Canada or abroad. There is no guarantee that the market price of our common shares will be protected from any such fluctuations in the future.

Our listing on both NASDAQ and the TSX may increase price volatility due to various factors, including different ability to buy or sell our common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.

Delisting Risk

There can be no assurance that our common shares will remain listed on NASDAQ. If we fail to meet any of NASDAQ’s continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

A more comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F filed with the Canadian Securities Regulatory Authorities in lieu of an annual information form at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2011. Impacts to disclosure controls and procedures, in light of the IFRS policy implementation, were reviewed and the impacts were deemed not significant to our existing disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at December 31, 2011.

Management’s Annual Report on Internal Control over Financial Reporting

The management of Aeterna Zentaris is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aeterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of

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Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The evaluation included reviewing impacts and implementing required changes to our international control over financial reporting in conjunction with the 2011 reporting change to IFRS. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2011.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

On behalf of management,

Dennis Turpin, CA

Senior Vice President and Chief Financial Officer

March 27, 2012